1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax
May 6, 2019
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management
Re:    VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Dear Mr. Gregory:
Thank you for your telephonic comments regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors Municipal Allocation ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2018. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.
GENERAL

Comment 1.	The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Response 1.	We hereby acknowledge your comment.

Comment 2.	The Staff notes that comments regarding specific disclosures are applicable to all similar disclosures in the registration statement.

Response 2.	We hereby acknowledge your comment.

Comment 3.	Please update or include all missing or bracketed information (e.g., the ticker symbol, the exchange, dates and the fee table) in the Fund’s registration statement filed under Rule 485(b).

Response 3.	We hereby confirm that all missing or bracketed information will be updated or included in the Fund’s registration statement filed under Rule 485(b).

Comment 4.
Please file the Trust’s responses to the Staff’s comments as correspondence on EDGAR at least five days prior to the effective date of the registration statement to give the Staff adequate time to review the Trust’s responses.

Response 4.	We hereby acknowledge your comment.

Comment 5.	Please include a new legal opinion and legal consent with the Fund’s Rule 485(b) filing.

Response 5.	We hereby confirm that a new legal opinion and legal consent will be included in the Fund’s registration statement filed under Rule 485(b).

Comment 6.
Please file the license agreement and/or sublicense agreement as an exhibit to the registration statement, as the Staff views such agreement as a material contract required to be filed pursuant to Item 28(h) of Form N-1A.

Response 6.
We respectfully acknowledge your comment. The Fund is an actively-managed ETF and, consequently, neither Van Eck Associates Corporation (the “Adviser”) nor the Fund has entered into a license agreement.

Comment 7.	Please expect to submit 485BXT filings relating to some of the Staff’s comments.

Response 7.	We hereby acknowledge your comment.

Comment 8.
The Staff notes that the Fund will be an actively managed ETF. Please explain to us whether the Fund will be able to rely on the recently adopted generic listing standards for actively managed ETFs. If not, please inform us of the status of the Fund’s 19b-4 application.

Response 8.	We hereby confirm that the Fund will be able to rely on the recently adopted generic listing standards for actively managed ETFs.

PROSPECTUS

Comment 9.	Please indicate whether the acquired fund fees and expense are estimated for the current fiscal year.

Response 9.	The disclosure has been revised accordingly.

Comment 10.
Please confirm that the fee waiver will continue for no less than one year from the effective date of the registration statement. If not, please delete the applicable line item from the fee table, footnote (b) to the fee table, relevant disclosure in the expense example, and similar disclosure appearing elsewhere in the registration statement relating to the fee waiver arrangement.

Response 10.	We hereby confirm that the fee waiver will continue for no less than one year from the effective date of the registration statement.

Comment 11.
In the second sentence of the Principal Investment Strategies section, please clarify the types of ETPs that the Fund will invest in (e.g., closed-end funds and mutual funds). Please also disclose whether the Fund will invest in unaffiliated ETPs.

Response 11.	The disclosure has been revised accordingly.

Comment 12.
Please clarify the percentage of the portfolio that will be invested in investment grade and below investment grade municipal bonds. Please also refer to below investment grade or high yield bonds as “junk bonds.”

Response 12.
The disclosure has been revised to refer to below investment grade or high yield bonds as “junk bonds”. We respectfully acknowledge your comment requesting clarification of the portfolio percentages. The Fund does not have any limits on its investment in junk bonds, as it does not currently expect to invest directly in junk bonds. We note that the Fund will have indirect exposure to junk bonds via its investments in ETPs, and the prospectus currently contains adequate disclosure on this point. As such, we respectfully decline to revise the disclosure.

Comment 13.	Please review the third sentence of the first paragraph of the “Principal Investment Strategies” section for sense with respect to the Fund’s 80% policy.

Response 13.	The disclosure has been revised accordingly.

Comment 14.
In the third paragraph of the “Principal Investment Strategies” section, the Staff believes that your disclosure regarding the operation and purpose of the municipal allocation model is confusing and written in complex technical terms that will not be easily understood by the average or typical investor. We draw your attention to the discussion of the model’s use of indicators and signals. In particular, we note that the disclosure in the second sentence of the third paragraph and the terms and/or phrases “realized and implied volatility,” “yield spreads,” and “relative yield ratios.” Please revise for plain English.

Response 14.	The disclosure has been revised accordingly.

Comment 15.	If true, please also clarify that the Adviser will use the model as part of its investment process and not as the sole investment allocation method.

Response 15.
We respectfully acknowledge your comment. The Municipal Allocation Model will be the primary driver of the Adviser’s investment allocation decisions, and the Adviser expects to rely on the Municipal Allocation Model under normal circumstances. The Adviser retains the flexibility to deviate from the model should it deem it in the best interests of the Fund. The disclosure has been modified accordingly.

Comment 16.	In the Item 9 disclosure, please explain how and why the model will evolve over time, including adding additional indicators, and who will influence these changes.

Response 16.	The disclosure has been revised accordingly.

Comment 17.
Please revise the second sentence of the second paragraph of the “Principal Investment Strategies” section, particularly the terms “technical, macroeconomic, and sentiment indicators,” for plain English.

Response 17.	The disclosure has been revised to remove the terms “technical, macroeconomic, and sentiment indicators.” We note that similar disclosure revisions were made in response to Comment 14.

Comment 18.	Please disclose any expected weighted average maturity or effective average duration for the Fund, including an example of duration, in the Item 9 disclosure (e.g., if a fund has a duration of 3 years, and interest rates increase by 1%, then the fund would decline in value by approximately 3%).

Response 18.
The disclosure has been revised to disclose expected ranges of effective average duration for the Fund’s direct investments in fixed income securities. We note that the Fund’s effective average duration via its investments in ETPs will vary according to the Municipal Allocation Model and the underlying investments of the ETPs. We believe that the “Interest Rate Risk” and “Risks of Investing in the Fund” sections currently contain appropriate disclosure and, as such, we respectfully decline to revise these sections further.

Comment 19.
In the fourth paragraph of the “Principal Investment Strategies” section, the disclosure indicates that the model adjusts its signals on a monthly basis. Please clarify whether the Adviser will adjust the portfolio’s allocation to the various ETPs also on a monthly basis in response to changes in the model’s allocation signals. Please disclose that the Fund will engage in active and frequent trading as it includes a related principal risk factor.

Response 19.	The disclosure has been revised accordingly.

Comment 20.
Please disclose whether the Fund will principally invest in any particular sectors such as healthcare and transportation, any project types such as industrial revenue bonds and any particular states and territories through its investments in the ETPs. If so, please include appropriate risk factors. According to the list of expected VanEck underlying funds provided to us via email, we note that as of the most recent annual report, dated as of 4/30/2018, each of the underlying funds appears to be overweight in the state of California and in certain sectors such as healthcare, transportation and industrial revenue.

Response 20.
We respectfully acknowledge the comment. We believe that the existing disclosure is appropriate because the underlying ETPs in which the Fund may invest may be concentrated in various sectors or industries. Accordingly, we have included this risk within the “Risk of ETPs” risk factor. We revised the “Risk of ETPs” risk factor to include the risk that the underlying ETPs in which the Fund may invest may be overweight in a particular state or states. We also note that the Fund itself does not have a fundamental policy to concentrate in any particular industry or group of industries.

Comment 21.	Please consider whether it would be appropriate to include AMT risk.

Response 21.	We respectfully acknowledge your comment. We believe the current disclosure under the subheading “Risk of ETPs—Tax Risk” is appropriate.

Comment 22.	In the “Risk of ETPs” section, please consider adding “Extension Risk” (as we are in a rising interest rate environment), “Industrial Development Bond Risk,” and “Private Activity Bond Risk.”

Response 22.	We respectfully acknowledge your comment; however, we believe the current disclosure appropriately describes the risks of different types of municipal fixed income securities.

Comment 23.	Please note any industries or groups of industries in which the Fund may be concentrated in the “Principal Investment Strategies” section. Please clarify in your “Concentration

Risk” factor that concentration relates to an industry or group of industries, and revise the word “may” to “will.”

Response 23.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 24.
The Staff notes that the Fund does not have a fundamental policy to concentrate in an industry or group of industries. However, the narrative disclosure indicates that the Fund may be exposed to a particular industry or group of industries. The Fund may not reserve discretion to concentrate its investments. Please revise your fundamental policy and principal strategy and risk disclosure to address these inconsistencies in the Prospectus and SAI disclosure accordingly.

Response 24.
We respectfully acknowledge the comment. We believe that the existing disclosure, including the Fund’s fundamental policy, is appropriate because the underlying ETPs in which the Fund may invest may be concentrated in various sectors or industries. Accordingly, we have included concentration risk within the “Risk of ETPs” risk factor. We also note that the Fund is not reserving the right to concentrate its investment in a particular industry or group of industries, though it may be exposed to such industries through its investments in ETPs.

Comment 25.	In the “Summary Information – Portfolio Management” section, please insert the year and the month in which the portfolio managers began managing the Fund.

Response 25.	The disclosure has been revised accordingly.

Comment 26.
Please specify the number of shares that comprises a creation unit. If the amount of shares comprising a creation unit will be less than 25,000, please disclose the information required by Form N-1A relating to the circumstances (See Item 65a, 6b, 11a-2, 11b and 11c).

Response 26.	The disclosure has been revised accordingly.

Comment 27.
The disclosure of the Fund’s principal investment strategies in Items 4 and 9 appears to be substantially similar. The Staff has provided guidance indicating that the disclosure provided in response to Item 4 should not be identical to the disclosure in response to Item 9. The Staff draws the Trust’s attention to the Staff’s June 2014 IM Guidance Update 2014-08, which sets forth the Staff’s observations regarding this issue. Please revise as applicable and provide more detailed information regarding the Fund’s strategies.

Response 27.	We respectfully acknowledge your comment; however, we believe that the current level of detail in the “Principal Investment Strategies” disclosure in Items 4 and 9 is appropriate.

Comment 28.
In the Item 9 disclosure, please consider explaining the general types of municipal bonds in which the ETPs may invest, such as general obligation, revenue bonds or private activity and industrial revenue bonds, as appropriate.

Response 28.	The disclosure has been revised accordingly.

Comment 29.
In the “Lending Portfolio Securities” section, the Staff notes a reference to the Fund receiving “liquid collateral” in connection with loans of its portfolio securities. The only acceptable collateral for securities lending transactions is cash, U.S. government securities, and stand-by letters of credit not issued by the Fund’s bank lending agent. See State Street Bank and Trust Co. (pub. avail. Jan. 29, 1972), Salomon Brothers (pub. avail. May 4, 1975), Lionel D. Edie Capital Fund (pub. avail. May 15, 1975), and The Adams Express Co. (pub. avail. Oct. 8, 1984). Please revise the disclosure and make conforming changes in the registration statement where appropriate.

Response 29.	The disclosure has been revised accordingly.

Comment 30.	In the “Tax Advantaged Product Structure” section, please revise the first sentence to clarify whether creation units will be principally redeemed and created in kind.

Response 30.	The disclosure has been revised accordingly.

Comment 31.
Please confirm supplementally to the Staff that the Fund will create and redeem creation units principally in kind as opposed to for cash. If true, please also confirm that the disclosure in the registration statement complies with the Fund’s exemptive order relating to in-kind redemptions and creations. If not, please review the registration statement and revise as appropriate for an ETF that creates and redeems creation units primarily for cash.

Response 31.
We supplementally confirm to the Staff that the Fund will create and redeem creation units in-kind (as opposed to cash) and that the disclosure in the registration statement complies with the Fund’s exemptive order relating to in-kind redemptions and creations.

Comment 32.	In the “Management of the Fund – Investment Adviser” section, please complete the information regarding the Trustee’s discussion and approval of the investment advisory agreement.

Response 32.	The disclosure has been revised accordingly.

Comment 33.	In the section of the Prospectus entitled “Management of the Fund—Manager of Managers Structure,” please disclose whether the order includes aggregate fee disclosure.

Response 33.
The Fund is currently managed by the Adviser, and the advisory fee rate to be paid to the Adviser is disclosed in “Fund Fees and Expenses” table. To the extent any affiliated or other portfolio managers provide advisory services to the Fund, the Registration Statement will be revised to include the aggregate fee disclosure, as required by the exemptive order.

STATEMENT OF ADDITIONAL INFORMATION

Comment 34.	Please update the disclosure in the SAI response to Items 17 through 20 of Form N-1A to reflect calendar or fiscal year dates specified by the Form N-1A instructions.

Response 34.	The disclosure has been revised accordingly.

Comment 35.	The Staff notes the following statement in the “Investment Restrictions” section:
“With respect to fundamental restriction 7, investment companies are not considered to be part of an industry”

Please be advised that it is the Staff’s position that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies.  Please add disclosure reflecting the Staff’s position.

Response 35.
The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 36.
In the penultimate paragraph of the “Investment Restrictions” section, please change “may be indirectly exposed to a particular industry” to “will be concentrated in a particular industry or group of industries.”

Response 36.
As per Response 35, the Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

* * * * *
If you have any questions, please feel free to contact Brian Roe at (212) 649-8707 or me at (212) 698-3529.
Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss